CYREN LTD.

10 Ha-Menofim St., 5th Floor

Herzliya, Israel, 4672561

011–972–9–863–6888

August 24, 2022

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, NE Washington, DC 20549

Attn: Charli Gibbs-Tabler

Re:	Cyren Ltd.
Registration Statement on
Form S-3
Filed: July 28, 2022
File No.: 333-266392

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyren Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to August 26, 2022, 4:00 p.m., Eastern Time, or as soon thereafter as is reasonably practicable.

Thank you for your assistance in processing this filing. Should you have any questions or comments regarding this matter, please do not hesitate to contact the Company’s counsel, Ms. Laurie Green, at (954) 768-8232.

Sincerely,

/s/ Brian Dunn
Brian Dunn General Counsel

cc:	Laurie Green, Esq., Greenberg Traurig, LLP